REMGRO LIMITED

Registration number 1968/006415/06
ISIN ZAE000026480 Share Code REM

INTERIM REPORT FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005 (UNAUDITED)

• Increase in headline earnings per share:	+17.9%
• Increase in intrinsic value per share during the six months:	+13.7%
• Increase in interim dividend per share:	+14.7%

REMGRO LIMITED

ABRIDGED CONSOLIDATED BALANCE SHEET

	30 September 2005 R'm	30 September 2004 R'm	31 March 2005 R'm
ASSETS			
Non-current assets			
Property, plant and equipment	**4 203**	3 654	3 995
Biological agricultural assets	**94**	85	94
Investment properties	**31**	29	31
Goodwill and trade marks	**386**	54	386
Investments - Associated companies	**26 077**	25 111	28 243
- Other	**2 622**	1 884	1 948
Loans	**151**	50	157
Deferred taxation	**142**	95	154
	33 706	30 962	35 008
Current assets	**8 043**	4 829	4 773
Cash and cash equivalents	**5 231**	2 469	2 372
Other current assets	**2 812**	2 360	2 401
Total assets	**41 749**	35 791	39 781
EQUITY AND LIABILITIES			
Issued capital	**8**	8	8
Reserves	**38 965**	33 320	37 419
Treasury shares	**(3 112)**	(1 690)	(2 552)
Shareholders' equity	**35 861**	31 638	34 875
Minority interest	**2 161**	1 813	2 011
Total shareholders' equity	**38 022**	33 451	36 886
Non-current liabilities	**980**	688	905
Retirement benefits	**240**	129	232
Long-term loans	**185**	216	200
Deferred taxation	**555**	343	473
Current liabilities	**2 747**	1 652	1 990
Short-term interest-bearing loans	**331**	159	175
Other current liabilities	**2 416**	1 493	1 815
Total equity and liabilities	**41 749**	35 791	39 781
Net asset value per share (Rand) (attributable to equity holders)			
- At book value	**R74.41**	R63.75	R71.60
- At intrinsic value	**R136.36**	R107.77	R119.97

REMGRO LIMITED

ABRIDGED CONSOLIDATED INCOME STATEMENT

	Six months ended 30 September 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm
Revenue *(Note 5)*	**6 956**	6 589	12 823
Consolidated profit before taking into account the following	**1 139**	839	1 702
Depreciation	**(148)**	(126)	(262)
Finance costs	**(17)**	(23)	(56)
Impairment of goodwill	**-**	(2)	(3)
Net reversal of impairment of investments and assets	**4**	8	25
Exceptional items *(see Additional information)*	**3 043**	-	2 194
Consolidated profit before tax	**4 021**	696	3 600
Taxation	**(577)**	(192)	(417)
Consolidated profit after tax	**3 444**	504	3 183
Share of after-tax profit of associated companies	**2 623**	3 612	5 783
- Profit before taking into account the following	**2 303**	2 173	4 525
- Impairment of goodwill	**-**	(15)	(34)
- Net impairment of investments and assets	**(52)**	-	(31)
- Exceptional items *(see Additional information)*	**372**	1 454	1 323
Net profit for the year	**6 067**	4 116	8 966
Attributable to:			
Equity holders	**5 835**	3 936	8 559
Minority interests	**232**	180	407
	6 067	4 116	8 966
Reconciliation of headline earnings:			
Basic earnings – Attributable net profit	**5 835**	3 936	8 559
Plus/(minus) – portion attributable to equity holders:			
- Impairment of goodwill	**-**	16	35
- Net impairment of investments and assets	**49**	(9)	24
- Exceptional items	**(3 078)**	(1 470)	(3 543)
- Net loss/(surplus), after taxation, on disposal of property, plant and equipment	**3**	(14)	(69)
Headline earnings	**2 809**	2 459	5 006
Segmental analysis – Headline earnings			
Tobacco interests	**1 264**	1 032	2 063
Financial services	**903**	789	1 691
Industrial interests	**535**	543	1 122
Mining interests	**77**	82	102
Corporate finance and other interests	**30**	13	28
	2 809	2 459	5 006

EARNINGS AND DIVIDENDS PER SHARE

	Six months ended 30 September 2005 Cents	Six months ended 30 September 2004 Cents	Year ended 31 March 2005 Cents
Headline earnings	**579.4**	491.4	1 006.7
- Diluted	**566.9**	475.3	978.6
Basic earnings	**1 203.5**	786.6	1 721.1
- Diluted	**1 188.9**	760.5	1 683.9
Dividends			
Ordinary	**133.00**	116.00	314.00
- Interim	**133.00**	116.00	116.00
- Final			198.00
Special	**600.00**		

ABRIDGED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Six months ended 30 September 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm
Balance at 1 April	**36 886**	30 968	30 968
Net fair value adjustments for the period	**584**	10	46
Net profit	**6 067**	4 116	8 966
Dividends paid	**(3 975)**	(2 025)	(2 645)
Capital invested by minorities	**5**	11	21
Exchange rate adjustments	**(682)**	84	250
Change in reserves of associated companies and other movements	**(310)**	672	528
Purchase of shares by wholly-owned subsidiary (treasury shares)	**(563)**	(415)	(1 235)
Net shares purchased by The Remgro Share Trust*	**2**	18	(24)
Long-term share incentive scheme reserve	**8**	12	11
Total shareholders' equity	**38 022**	33 451	36 886

** Also accounted for as treasury shares*

ABRIDGED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30 September 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm
Cash generated from operations	**700**	458	1 764
Taxation paid	**(267)**	(336)	(546)
Dividends received	**1 536**	1 412	2 453
Cash available from operating activities	**1 969**	1 534	3 671
Dividends paid	**(3 975)**	(2 023)	(2 642)
Net cash flow from operating activities	**(2 006)**	(489)	1 029
Investing activities	**4 724**	(556)	(2 184)
Financing activities	**(31)**	14	9
Net increase/(decrease) in cash and cash equivalents	**2 687**	(1 031)	(1 146)
Cash and cash equivalents at the beginning of the period	**2 247**	3 393	3 393
Cash and cash equivalents at the end of the period	**4 934**	2 362	2 247
Cash and cash equivalents - per balance sheet	**5 231**	2 469	2 372
Bank overdraft	**(297)**	(107)	(125)

ADDITIONAL INFORMATION

	30 September 2005	30 September 2004	31 March 2005
Number of shares in issue			
- Ordinary shares of 1 cent each	**486 493 650**	486 493 650	486 493 650
- Unlisted B ordinary shares of 10 cents each	**35 506 352**	35 506 352	35 506 352
Total number of shares in issue	**522 000 002**	522 000 002	522 000 002
Ordinary shares repurchased and held in treasury	**(35 709 404)**	(21 772 456)	(30 521 841)
Ordinary shares held by The Remgro Share Trust and accounted for as treasury shares	**(4 347 476)**	(3 978 774)	(4 381 159)
	481 943 122	496 248 772	487 097 002
Weighted number of shares	**484 841 736**	500 377 065	497 292 403

In determining the headline and basic earnings per share the weighted number of shares was taken into account.

	30 September 2005 R'm	30 September 2004 R'm	31 March 2005 R'm
Listed investments			
Associated			
- Book value	**10 061**	11 576	11 988
- Market value	**17 653**	17 795	19 893
Other			
- Book value	**2 529**	1 808	1 866
- Market value	**2 529**	1 808	1 866
Unlisted investments			
Associated			
- Book value	**16 016**	13 535	16 255
- Directors' valuation	**36 884**	27 605	31 301
Other			
- Book value	**93**	76	82
- Directors' valuation	**93**	76	82
Additions to and replacement of property, plant and equipment	**346**	229	472
Capital commitments	**750**	603	857
(Including amounts authorised, but not yet contracted for)			
Dividends received			
Dividends included in consolidated profit	**192**	59	81
Dividends from associated companies set off against investments	**1 215**	1 393	2 501
Interest received			
From unlisted investments and deposits	**149**	157	273
(Included in consolidated profit)			

ADDITIONAL INFORMATION (CONTINUED)

	30 September 2005 R'm	30 September 2004 R'm	31 March 2005 R'm
Exceptional items			
Exceptional items of subsidiary companies:			
Capital gain on redemption of debentures by R&R	-	-	2 100
Net capital gain on the sale of investments and businesses	3 043	-	45
Other	-	-	49
Total before taxation – per income statement	3 043	-	2 194
Taxation	(337)	-	(8)
Total after taxation	2 706	-	2 186
Share of exceptional items of associated companies	372	1 454	1 323
Grand total	3 078	1 454	3 509
Attributable to minorities	-	-	(20)
Attributable to equity holders	3 078	1 454	3 489

COMMENTS

1. ACCOUNTING POLICIES

The interim report is prepared on the historical cost basis in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS), IAS 34: Interim Financial Reporting, the requirements of the South African Companies Act, Act 61 of 1973, as amended, and the Listings Requirements of the JSE Limited (JSE). It incorporates policies which are consistent with those of previous financial periods, with the exception of the implementation of *IFRS 5: Non-current assets held for sale and discontinued operations.*

2. PRIOR YEAR ADJUSTMENTS

International Financial Reporting Standards

With effect from 1 April 2005, Remgro is required to prepare its consolidated financial statements in accordance with IFRS. Consequently, the first published IFRS results are the interim results for the six months ended 30 September 2005. Remgro's first complete set of financial statements under IFRS will be for the year ending 31 March 2006. As comparative information is also reported, the date for the transition to IFRS is effectively 1 April 2004. *IFRS 1: First-time adoption of IFRS* has been applied and the results for the comparative periods have been restated accordingly. ***The disclosures required by IFRS 1 reflecting the reconciliation from South African Statements of Generally Accepted Accounting Practice (SA GAAP) to IFRS are set out below. The detailed IFRS Transition Report will be included in the interim report that will be mailed to shareholders and will then be available on the website.***

Certain associated companies were not yet in a position to provide Remgro with the necessary IFRS information in order for Remgro to restate its financial results for the comparative periods. This relates to associated companies with later year-ends than Remgro, i.e. FirstRand Limited and RMB Holdings Limited (both June year-ends) and Nampak Limited (September year-end). Due to the fact that those companies have later year-ends than Remgro, it results in their later implementation of IFRS.

The JSE has granted Remgro dispensation from complying with IFRS in respect of listed associated companies that have not yet published their restated IFRS results prior to Remgro releasing its interim results. The results of those companies included in this interim report are based on their results prepared in terms of South African Generally Accepted Accounting Practice.

As soon as those companies have released their restated IFRS results, Remgro will assess the impact thereof and release an updated IFRS Transition Report as well as restated interim results for the period to 30 September 2005 to its shareholders.

Implementation of IFRS 5

With effect from 1 April 2005, Remgro adopted *IFRS 5: Non-current assets held for sale and discontinued operations.* In terms of the provisions of this accounting statement assets classified as "held for sale" or "discontinued operations" are carried at the lower of fair value less cost to sell, or carrying value. Any disposals are recognised in profit and loss.

As previously reported Remgro sold its entire interest in Absa Group Limited (Absa) and Sage Group Limited (Sage) during the period under review. Consequently these investments were reclassified as "Assets held for sale" with effect from 1 April 2005 while previously they were reported under "Investments – Associated companies". During the period under review only dividend income from these companies were accounted for.

Refer to the Absa and Sage paragraphs under "Other investments" for full detail regarding these transactions.

Due to the fact that the comparative figures are not restated under the transitional provisions of IFRS 5, certain items are not directly comparable on a line-for-line basis with those of prior periods.

Other adjustments

Restatement of comparative figures in respect of inventories

Transvaal Sugar Limited restated its comparative figures for the six months ended 30 September 2004 in respect of inventories. This has the effect that carry-over sugar inventory, which was previously recognised as revenue, is now accounted for as inventory. The effect on Remgro's 2004 interim results was an increase in headline earnings of R4 million. The comparative balance sheet has been restated accordingly.

Restatement of comparative figures in respect of associated companies

FirstRand and RMBH restated their results for the year ended 30 June 2004 in order to comply with *AC 501: Accounting for secondary taxation on companies (STC)*. The effect of this restatement on both Remgro's 2004 interim results as well as its results for the year ended 31 March 2005 was an increase in headline earnings of R5 million. The comparative balance sheets have been restated accordingly.

Refer to the IFRS Transition Report below where these adjustments are incorporated.

3. RESULTS

- *Headline earnings*

Headline earnings per share increased by 17.9% from 491.4 cents in 2004 to 579.4 cents. This increase was favourably impacted by the share repurchase programme, as headline earnings in rands increased by 14.2% from R2 459 million to R2 809 million.

The contribution of the tobacco interests, which represented 45.0% (2004: 42.0%) of headline earnings in the period under review, increased by 22.5%. This increase is mainly the result of Remgro's higher indirect interest in BAT following the investment in 19 281 686 participation securities issued by R&R Holdings S.A., Luxembourg (R&R) during February 2005, effectively increasing Remgro's interest in BAT from 9.4% (as at 30 September 2004) to 10.2% (as at 30 September 2005), as well as strong results reported by BAT.

The contribution of the financial services interests to headline earnings increased by 14.4% from R789 million in 2004 to R903 million. With effect from 1 April 2005, Absa was reclassified as an "Asset held for sale" and consequently no longer equity accounted. Dividends amounting to R123 million have been included in income during the period under review while Absa's contribution to headline earnings in 2004 was R228 million. The combined contribution of FirstRand and RMBH to Remgro's headline earnings amounted to R780 million (2004: R561 million), an increase of 39.0%.

The contribution of the industrial interests decreased by 1.5%, mainly due to a headline loss reported by Dorbyl for the six months under review. The latter was mainly the result of STC payable by Dorbyl on the special dividend paid during the period. Rainbow reported solid earnings growth and its contribution to headline earnings increased to R95 million (2004: R52 million). Distell and Medi-Clinic also continued to report improved results and their contribution to headline earnings was R57 million and R143 million respectively (2004: R42 million and R125 million).

The total contribution of the mining interests decreased by 6.1% to R77 million. This was the result of lower income from Trans Hex that contributed R16 million to headline earnings (2004: R28 million).

- *Basic earnings*

Basic earnings per share increased by 53.0%, mainly as a result of the capital gains arising on the realisation of investments (see 7 below).

4. INTRINSIC VALUE

Remgro's intrinsic value per share increased by 13.7% from R119.97 at 31 March 2005 to R136.36 at 30 September 2005.

R million	30 September 2005	31 March 2005
Tobacco interests	**30 919**	26 276
Financial services	**15 338**	17 590
Industrial interests	**13 852**	11 979
Mining interests	**2 938**	2 286
Other interests	**(134)**	355
Cash at the centre	**4 099**	1 094
	67 012	59 580
Potential CGT liability	**(1 295)**	(1 141)
Intrinsic net asset value after tax	**65 717**	58 439
Issued shares after deduction of shares repurchased and the shares in The Remgro Share Trust (million)	**481.9**	487.1
Intrinsic value per share (R)	**136.36**	119.97

Further details are available on the website and will be included in the interim report that will be mailed to shareholders.

5. REVENUE

- of the Company and its subsidiaries	30 September 2005 R'm	30 September 2004 R'm	31 March 2005 R'm
Operating revenue	**5 400**	4 980	9 969
Dividends and interest	**1 556**	1 609	2 854
Total revenue	**6 956**	6 589	12 823

Due to the nature and composition of the Group, segmental analysis in respect of revenue is not meaningful.

6. BRITISH AMERICAN TOBACCO PLC (BAT)

Remgro's interest in BAT is represented by its one-third holding of the ordinary shares and debentures, as well as all the participation securities, issued by R&R. This gives Remgro an effective interest of 10.2% in BAT at 30 September 2005. The other two-thirds of the ordinary share capital and debentures of R&R are held by Compagnie Financière Richemont SA (Richemont).

R&R's results for the period reflect its 28.3% interest of BAT's results for the period up to 30 June 2005. Subsequent share buy-backs by BAT resulted in R&R's percentage holding rising to 28.7% by the period end. This compares to R&R's 29.6% share of BAT's results for the two months to the beginning of June 2004, and 27.9% for the four months to 30 September 2004.

Remgro's share of R&R's headline earnings consists of 35.46% (2004: 33⅓%) of R&R's share of the adjusted attributable profit of BAT and 33⅓% (2004: 33⅓%) of R&R's non-BAT income, as follows.

	Six months to September 2005 £'m	2004 £'m
Attributable profit as reported by BAT:		
- for the nine months ended 30 September	**1 381**	2 526
- less: for the quarter ended 31 March	**(428)**	(344)
Adjustments:		
- to eliminate non-recurring items	**58**	(1 339)
	1 011	843
- movement in present value of BAT preference shares and dividends	**-**	(8)
Adjusted attributable profit of BAT for the six months ended 30 September	**1 011**	835
R&R's share of the adjusted attributable profit of BAT	**290**	238
Movement in present value of BAT preference shares and dividends	**-**	8
R&R's other income	**15**	17
R&R's adjusted headline earnings for the six months ended 30 September	**305**	263
Remgro's share thereof	**108**	88
	R'm	R'm
Translated at an average £/R rate of 11.7175 (2004: 11.7517)	**1 264**	1 032

BAT has a 31 December financial year-end. The following commentary is condensed from the latest reported BAT results for the nine months to 30 September 2005.

Operating profit was 43% lower at £1 091 million, mainly due to the impact in the comparative period of a significant £1 392 million gain on the merger of BAT's North American operations with those of R.J. Reynolds in July 2004 to form Reynolds American. However, profit from operations would have been 9% higher, or 6% higher at constant rates of exchange, if non-recurring items and the changes resulting from the merger of BAT's US businesses with R. J. Reynolds and the sale of Etinera, together with the resulting beneficial changes in terms of trade in Italy, were excluded. This 'like for like' information provides a better understanding of the subsidiaries' trading results.

On a reported basis, BAT's volumes from subsidiaries were affected by the transactions noted above, resulting in a 2% decrease to 505 billion sticks. Excluding the impact of these transactions, there was good organic volume growth from subsidiaries, with many markets contributing to the volume growth of 2% on a like for like basis.

BAT's share of the post tax results of associates increased by £180 million to £277 million, reflecting the inclusion of £165 million following the transaction which resulted in the formation of Reynolds American last year. On a pro forma US GAAP basis, as if the combination with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that operating profit for the nine months to September 2005 increased by 24% and net income rose 4%.

In the nine months to September 2005 BAT's adjusted diluted earnings per share grew 23% to 67.91p benefiting from the improved underlying operating performance, reduced net finance costs, a lower effective tax rate and minority interests, as well as the impact of the Reynolds American transaction and the share buy-back programme. While these factors also benefited the basic earnings per share, they were offset by the inclusion of the gain on the Reynolds American transaction in the 2004 comparatives leading to a reduction in basic earnings per share from 121.23p to 65.73p for the nine month period.

Further information will be included in the interim report that will be mailed to shareholders and will then be available on the website.

7. OTHER INVESTMENTS

The most important changes during the period under review were as follows:

Absa Group Limited (Absa)
During July 2005 Remgro sold its entire interest in Absa to Barclays Plc for R5 064 million. An after-tax capital gain of R2 570 million was realised and accounted for as an exceptional item.

FirstRand Limited (FirstRand)
In May this year, FirstRand announced that all conditions precedent regarding its proposed black economic empowerment (BEE) transaction had been complied with. The operative date of the scheme was 16 May 2005.

In terms of this transaction, FirstRand bought back approximately 416.2 million ordinary shares on a pro rata basis from all shareholders in the ratio of 7.6 ordinary shares for each 100 ordinary shares held. The price per ordinary share amounted to R12.28 and in terms of this transaction Remgro received R486.0 million on 16 May 2005. At the same time FirstRand issued 119 million ordinary shares to the BEE consortium. An after-tax capital gain of R123 million was realised and accounted for as an exceptional item.

After this transaction, Remgro's total interest in FirstRand, including the indirect interest held through its 23.1% interest in RMBH, is 16.7%.

Sage Group Limited (Sage)
During September 2005 Remgro sold its 17.9% interest in Sage to Momentum Group Limited for R114 million, or R1.75 per Sage share, comprising an initial payment of R1.42 per share and a potential subsequent payment of up to a maximum of R0.33 per share. The initial payment received amounted to R92 million. An after-tax capital gain of R10 million was realised and accounted for as an exceptional item. The potential subsequent payment to a maximum of R0.33 per share is still subject to certain potential tax liabilities being resolved.

Repurchase of Remgro shares
During the period under review, a wholly-owned subsidiary company of Remgro acquired a further 5 187 563 ordinary Remgro shares (1.1% of the ordinary shares) at an average price of R110.46 for a total amount of R573.0 million. Together with those shares acquired in previous financial years, a total of 35 709 404 (7.3%) are held as treasury shares.

No further ordinary Remgro shares were purchased by The Remgro Share Trust during the period under review whilst 33 683 shares were delivered to participants against payment thereof.

Subsequent to 30 September 2005:

Kagiso Trust Investments (Proprietary) Limited (KTI)
As announced on 29 September 2005 Remgro intends acquiring 37% of the issued ordinary shares of KTI for a consideration of R450 million. KTI is an established empowered company, with a sound investment track record. KTI has an investment portfolio and strategy that is complementary to that of Remgro. With their combined industry expertise, the acquisition will crystallise the opportunity for Remgro and KTI to jointly pursue investment opportunities.

Further details will be announced once the acquisition has become unconditional, which includes obtaining the necessary approval from the Competition Authorities.

Nampak Limited (Nampak)
On 29 September 2005 Nampak's shareholders approved its BEE transaction. The operative date of the scheme was 31 October 2005.

In terms of the transaction, Remgro sold 10 Nampak shares for every 100 held. The price per ordinary share was R15.13 and Remgro received R131.3 million on 31 October 2005. After this transaction Remgro's interest in Nampak will dilute to approximately 13.5%.

Rand Merchant Bank Holdings Limited (RMBH)
With the release of their results for the year ended 30 June 2005, RMBH announced that it would be making a capital reduction of R1.00 per ordinary share. Remgro received R274 million on 7 November 2005.

Distell Group Limited (Distell)
On 21 September 2005 Distell announced the introduction of a BEE partner. In terms of this transaction Distell will dispose of 15% in its operating company for a consideration of approximately R869.4 million.

Medi-Clinic Corporation Limited (Medi-Clinic)
On 4 October 2005 Medi-Clinic announced its black ownership initiative and capital restructuring. The operative date of the scheme is 19 December 2005.

In terms of this transaction, Medi-Clinic's strategic black partners will buy approximately 14.9 million ordinary shares on a pro rata basis from all shareholders to the ratio of 4.25 ordinary shares for each 100 ordinary shares held. The proposed price per ordinary share will be R18.40 and consequently Remgro will receive R139.5 million. At the same time Medi-Clinic will issue 44.3 million ordinary shares to a BEE consortium and a trust set up for the benefit of participating employees. This will result in the dilution of Remgro's interest in Medi-Clinic from 51.0% as at 30 September 2005 to approximately 43.4%. As a result Medi-Clinic will no longer be consolidated but accounted for as an associated company.

DIVIDEND DECLARATION

Notice is hereby given that an interim dividend of 133 cents (2004: 116 cents) per share has been declared in respect of both the ordinary shares of one cent each and the unlisted B ordinary shares of ten cents each, for the half year to 30 September 2005.

Dates of importance:

Last day to trade in order to participate in the interim dividend	Friday, 6 January 2006
Trading on or after this date will be ex the interim dividend	Monday, 9 January 2006
Record date	Friday, 13 January 2006
Payment date	Monday, 16 January 2006

Shareholders may not dematerialise or rematerialise their holdings of ordinary shares between Monday, 9 January 2006, and Friday, 13 January 2006, both days inclusive.

Signed on behalf of the Board of Directors.

Johann Rupert
Chairman

Thys Visser
Chief Executive Officer

Stellenbosch
24 November 2005

TRANSITION REPORT – TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Note: This must be read in conjunction with paragraph 2 of the interim report.

To explain how Remgro's reported performance and financial position are impacted by IFRS, information previously published under SA GAAP has been restated and reconciled to the equivalent basis under IFRS. This restatement follows the guidelines set out in *IFRS 1: First–time Adoption of IFRS.*

It is important to note that this financial information, subject to the note above, has been prepared in accordance with IFRS statements expected to be effective at 31 March 2006. The IFRS statements are subject to ongoing review and possible amendment through interpretive guidance from the International Accounting Standards Board. It should further be noted that the presentation of the transition to IFRS at year-end as well as income statement and balance sheet captions could also change.

The basis of the adjustments, net of the taxation impact, as shown in the reconciliation of equity and the income statement below, are as follows:

Post-retirement benefits
Previously Remgro has elected to use the corridor method for the recognition of actuarial gains and losses.

Under IFRS 1 Remgro has elected to recognise all accumulated actuarial gains and losses in equity at the date of transition. Future actuarial gains and losses will continue to be recognised using the corridor method.

Property, plant and equipment
Previously property, plant and equipment were depreciated on a straight-line basis to their estimated residual values. These residual values were fixed at the date of acquisition and not reassessed annually.

Under IFRS significant components of property, plant and equipment are identified separately and the residual values of these components are now re-determined on each balance sheet date. Depreciation ceases when the carrying value of an asset equals its residual value.

Share-based payments
Remgro and its subsidiaries operate various equity settled share-based compensation plans. In the past Remgro hedged itself by buying the same number of shares in the open market than that offered to participants. This has the effect that no new shares will have to be issued by Remgro when shares are delivered to participants. The only actual cost to Remgro was the difference (if any) between the purchase price of these shares and the subscription price paid by participants when the shares are delivered to them. In the past this cost was accounted for against net income and headline earnings on a straight-line basis over a four-year period with a corresponding credit to equity.

Under IFRS the fair value of share offers is determined on the grant date and is accounted for as an employee services expense over the vesting period of the share offers, with a corresponding increase in equity, based on Remgro's estimate of shares that will eventually vest.

Goodwill
A significant aspect affecting Remgro under IFRS is the removal of goodwill amortisation from the income statement. As mentioned in Remgro's 2005 annual financial statements, Remgro adopted *IFRS 3 (AC 140): Business Combinations* with effect from 1 April 2004. As from this date goodwill is no longer being amortised, but carried at cost less accumulated impairment losses.

The exception to this was goodwill that was still being amortised by certain associated companies and such amortisation was accounted for in Remgro's 2005 annual financial statements. This was mainly due to year-ends of companies that differ, resulting in the later implementation of new accounting standards. The implementation of IFRS did however result in all associated companies now also adopting IFRS 3, resulting in the removal of Remgro's share of their goodwill amortisation from the income statement.

This adjustment is included in the line "Associated companies".

Leases
IAS 17 requires operating lease costs and income to be accounted for on a straight-line basis. Future lease increases in terms of the lease contract are determined and the average lease expense is then recognised in equal amounts over the lease period. In general, this leads to earlier recognition of lease income and lease expense compared with the pattern of recognition in terms of previous industry practice in South Africa where income and expenses were recognised at a constant real rate of return on the net cash investment in the lease.

Adjustments relating to IAS 17 are included in the "Other" and "Associated companies" lines.

Reconciliation of equity from previous SA GAAP to IFRS

	31 March 2005 R'm	30 September 2004 R'm	1 April 2004 R'm
EQUITY			
As previously reported under SA GAAP	36 971	33 639	31 411
Prior year adjustments	21	(69)	15
Restated under SA GAAP	36 992	33 570	31 426
IFRS adjustments	(106)	(119)	(458)
Post-retirement benefits	(1)	-	2
Property, plant and equipment	99	100	93
Associated companies	(193)	(208)	(542)
Other	(11)	(11)	(11)
As reported under IFRS	36 886	33 451	30 968

Reconciliation of income statements from previous SA GAAP to IFRS

	PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		HEADLINE EARNINGS	
	Year ended 31 March 2005 R'm	Six months ended 30 September 2004 R'm	Year ended 31 March 2005 R'm	Six months ended 30 September 2004 R'm
As previously reported under SA GAAP	8 807	3 622	4 982	2 462
Prior year adjustments	5	9	5	9
Restated under SA GAAP	8 812	3 631	4 987	2 471
IFRS adjustments	(253)	305	19	(12)
Post-retirement benefits	(2)	(1)	(2)	(1)
Property, plant and equipment	4	4	4	4
Associated companies – Exceptional items	(272)	317	-	-
– Other	25	(11)	25	(11)
Share-based payments	(8)	(4)	(8)	(4)
As reported under IFRS	8 559	3 936	5 006	2 459

The detailed IFRS Transition Report will be included in the interim report that will be mailed to shareholders and will then be available on the website.

DIRECTORATE

Non-executive directors
Johann Rupert *(Chairman)*,
E de la H Hertzog *(Deputy Chairman)*, P E Beyers, G D de Jager*, J W Dreyer,
P K Harris*, E Molobi*, J F Mouton*, D Prins*,
F Robertson*
(**Independent*)

Executive directors
M H Visser *(Chief Executive Officer)*,
W E Bührmann, D M Falck, J A Preller (Mrs), T van Wyk

CORPORATE INFORMATION

Secretary
M Lubbe (Mrs)

Listing
JSE Limited
Sector: Financial – Investment Companies

American depositary receipt (ADR) program
Cusip number 75956M107 ADR to ordinary share 1 : 1

Depositary
The Bank of New York, 101 Barclay Street, New York NY 10286

Business address and registered office
Carpe Diem Office Park, Quantum Street,
Techno Park, Stellenbosch 7600
(P O Box 456, Stellenbosch 7599)

Transfer Secretaries
Computershare Investor Services 2004 (Pty) Limited,
70 Marshall Street, Johannesburg 2001
(P O Box 61051, Marshalltown 2107)

Auditors
PricewaterhouseCoopers Inc.,
Stellenbosch

Sponsor
Rand Merchant Bank (A division of FirstRand Bank Limited)

Website
www.remgro.com